Exhibit 12.1

TRANSATLANTIC PETROLEUM LTD.

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands, except ratios)

	Three Months Ended March 31, 2010	Year Ended December 31,
		2009	2008	2007	2006	2005
	(unaudited)
Earnings available for fixed charges:
Loss before income taxes	$(10,498)	$(60,718)	$(16,475)	$(6,318)	$(12,285)	$(4,647)
Interest expense, net (1)	540	2,723	116	63	72	—
Portion of rent expense representing interest	17	31	10	11	10	6

	(9,941)	(57,964)	(16,349)	(6,244)	(12,203)	(4,641)

Fixed charges:
Interest expense, net (1)	540	2,723	116	63	72	—
Portion of rent expense representing interest	17	31	10	11	10	6

Total fixed charges	557	2,754	126	74	82	6

Ratio of earnings to fixed charges	—	—	—	—	—	—
Coverage deficiency	10,498	60,718	16,475	6,318	12,285	4,647

(1)	Includes a nominal amount for amortized loan costs for the three months ended March 31, 2010 and for the twelve months ended December 31, 2009.